                                                 Filed by:  Towne Services, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                          Subject Company:  Towne Services, Inc.
                                                  Commission File No.  000-24695


FOR IMMEDIATE RELEASE


CONTACT: G. LYNN BOGGS
         CHAIRMAN AND CHIEF EXECUTIVE OFFICER
         (678) 475-5200


            TOWNE SERVICES, INC. ANNOUNCES FIRST QUARTER 2001 RESULTS

               COMPANY ACHIEVES STRONG YEAR-OVER-YEAR IMPROVEMENT


SUWANEE, Ga. (May 15, 2001) -- Towne Services, Inc. (Nasdaq/NM: TWNE) today reported financial and operating results for the first quarter ended March 31, 2001.

         Reflecting an almost 90% improvement, the Company reported an operating loss (earnings from operations before income taxes, depreciation and amortization) of $252,000, or $(0.05) per share, for the first quarter ended March 31, 2001, compared with a loss of $2.2 million, or $(0.41) per share, for the fourth quarter ended December 31, 2000, and compared with a loss of $2.3 million, or $(0.43) per share, for the first quarter ended March 31, 2000.

         Net revenues for the first quarter ended March 31, 2001 totaled $5.7 million, a 4% increase over fourth quarter 2000 revenues of $5.5 million, and compared with $6.7 million for the first quarter ended March 31, 2000. The Company also reported a balance of over $10.5 million of cash and short-term investments as of March 31, 2001.

         Showing a 57% year-over-year improvement, the Company reported a net loss of $1.5 million, or $(0.29) per share, for the first quarter ended March 31, 2001, versus a net loss of $3.4 million, or $(0.62) per share, for the same period last year.

         All per share figures have been adjusted to reflect the one-for-five reverse split of the Company's common stock, which was effected December 20, 2000.

         "We are very pleased with the 90% year-over-year improvement in earnings from operations," commented Lynn Boggs, chairman of the board and chief executive officer of Towne Services, Inc. "Management's continued focus on improving operating efficiencies, and our careful attention to our expenses, yielded over a 50% improvement to our bottom line. With our previously announced focus on revenue growth beginning in the fourth quarter of 2000, we are very excited

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TWNE Announces First Quarter Results
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May 15, 2001


about the improved revenue numbers we achieved quarter-to-quarter, particularly the fact that Accounts Receivable revenue grew 5.3% over the last quarter of 2000.

         "We are delighted to see our year-long effort to bring Towne to profitability near completion. As we approach our anticipated merger with Private Business, the value of our improvement in cash flow is clearly significant."

         As previously announced on April 16, 2001, the Company signed a definitive agreement to merge Towne Services with Private Business, Inc. (Nasdaq: PBIZ). The merger is subject to customary closing conditions, including approval of the shareholders of both companies at their annual meetings now scheduled for June 18. The agreement is structured as a tax-free exchange in which Towne's shareholders will receive shares of common stock of Private Business for their shares of Towne's common stock. The merger is expected to close in the first half of 2001.

         "We are very pleased to be entering into this partnership with Private Business," added Boggs. "The potential for greater operating efficiencies and economies of scale will result in a much stronger organization with enhanced capabilities for our customers. In addition, we believe the combination of our proven technology with the strength of the Private Business's sales force will allow us to leverage our unique core strengths and expand our market presence. We look forward to the many opportunities this proposed merger offers, and clearly believe this strategic combination will have a positive impact on shareholder value."

         Towne Services, Inc., based in the metropolitan Atlanta area, is a leading provider of services and products that process sales and payment information and related financing transactions for small and mid-sized retail and commercial businesses and banks in the United States. The Company delivers these services and products on-line by linking its business and bank customers to its processing systems using the Internet and telecommunications lines. Towne's systems also act as a hub, or electronic gateway, through which customers can access a variety of e-commerce business and management tools provided by Towne and its strategic alliances.

         THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE RELATING TO TOWNE'S OPERATIONS, REVENUE, ECONOMIC PERFORMANCE, BUSINESS PROSPECTS, MANAGEMENT AND FINANCIAL CONDITION. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FOLLOWING FACTORS, AMONG OTHERS:
WHETHER TOWNE CAN GROW ITS CUSTOMER BASE AS PLANNED; COMPETITIVE MARKET PRESSURES IN THE FINANCIAL TECHNOLOGY SECTOR; THE POSSIBLE NEGATIVE EFFECTS OF LAWSUITS FILED AGAINST TOWNE; WHETHER TOWNE WILL CONTINUE TO SATISFY STOCK MARKET LISTING STANDARDS; MARKET ACCEPTANCE OF NEW PRODUCTS AND SERVICES; AND OTHER FACTORS DISCUSSED UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS" IN TOWNE'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. IN ADDITION, THERE ARE POTENTIAL RISKS AND UNCERTAINTIES RELATING TO TOWNE'S PROPOSED MERGER WITH PRIVATE BUSINESS, INCLUDING, BUT NOT LIMITED TO, THE ABILITY OF THE PARTIES TO OBTAIN THE REQUIRED SHAREHOLDER APPROVAL AND CLOSE THE MERGER AS ANTICIPATED.


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TWNE Announces First Quarter Results
Page 3
May 15, 2001


         WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, WWW.SEC.GOV. PLEASE READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


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TWNE Announces First Quarter Results
Page 4
May 15, 2001

                              TOWNE SERVICES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                       -------------------------------
                                                                          2001                2000
                                                                       -----------         -----------
                                                                                 (unaudited)
REVENUES                                                               $ 5,671,000         $ 6,700,000

COSTS AND EXPENSES:
  Costs of processing, servicing and support                             1,923,000           2,063,000
  Sales and marketing                                                    3,134,000           4,990,000
  General and administrative                                               988,000           2,378,000
                                                                       -----------         -----------
     Total costs and expenses                                            6,045,000           9,431,000
                                                                       -----------         -----------
EBITDA                                                                    (374,000)         (2,731,000)
                                                                       -----------         -----------

Interest Income                                                           (122,000)           (389,000)

                                                                       -----------         -----------

Earnings before Taxes, Depreciation & Amortization                        (252,000)         (2,342,000)
                                                                       -----------         -----------

Provision for Income tax expense                                            24,000                  --
Depreciation & Amortization                                              1,193,000           1,057,000

                                                                       -----------         -----------
Net Profit (Loss) Attributable to Common Shareholders                  $(1,469,000)        $(3,399,000)
                                                                       ===========         ===========

Net Profit (Loss) Attributable to Common Shareholders
  per Common Share:
Basic                                                                  $     (0.29)        $     (0.62)
                                                                       ===========         ===========
Diluted                                                                $     (0.29)        $     (0.62)
                                                                       ===========         ===========


Weighted Average Common Shares Outstanding                               5,053,228           5,444,475
                                                                       ===========         ===========


                                       END